OMB APPROVAL OMB NUMBER: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Roberts Realty Investors, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

769900101
(CUSIP Number)

Greg M. Burnett
Chief Financial Officer
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350
(770) 394-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

CUSIP No. 769900101	13D	Page 2 of 7 Pages

1.	Name of Reporting Person Charles S. Roberts I.R.S. Identification No. of Above Person (Entities Only).

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,111,463(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,111,463(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,111,463(1)

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) IN

_______________
(1) See, however, the REIT ownership limit description in Item 5(a).

Page 2 of 7 pages

CUSIP No. 769900101	13D	Page 3 of 7 Pages

Item 1.   Security and Issuer

This Schedule 13D is filed with respect to shares of the common stock, par value $0.01 per share (“Common Stock”) of Roberts Realty Investors, Inc., a Georgia corporation (“Roberts Realty” or the “Company”). Roberts Realty’s principal executive offices are located at 450 Northridge Parkway, Suite 302, Atlanta, GA 30350.

Item 2.   Identity and Background

(a)     This Schedule 13D is being filed by Charles S. Roberts.

(b)     Mr. Roberts’ business address is 450 Northridge Parkway, Suite 302, Atlanta, GA 30350.

(c)     Mr. Roberts is a real estate developer, contractor and investor. Mr. Roberts is the Chairman of the Board of Directors, President and Chief Executive Officer of Roberts Realty, the issuer of the Common Stock. As noted above, Roberts Realty is located at 450 Northridge Parkway, Suite 302, Atlanta, GA 30350. Mr. Roberts is also the President and Chief Executive Officer of Roberts Properties, Inc., a real estate development company, and Roberts Properties Construction, Inc., a real estate contractor. Mr. Roberts owns all of the outstanding equity of Roberts Properties, Inc. and Roberts Properties Construction, Inc.

(d)    During the last five years, Mr. Roberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Mr. Roberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Roberts is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Roberts purchased all of the securities reported in this Schedule 13D either (a) with his own personal funds or (b) by exchanging his ownership interests in entities acquired by Roberts Realty in the 1990s.

Item 4.   Purpose of Transaction

Mr. Roberts is the Chairman, President and Chief Executive Officer of Roberts Realty, and he acquired the direct ownership of the securities reported in this Schedule 13D because, as he stated in his letter to shareholders accompanying the Company’s proxy materials for its 2004 annual meeting: “I want to reinvest in the business that I manage and where I spend a majority of my time. I strongly believe in our company’s value, and I will continue to work hard for you, our shareholders.” Mr. Roberts founded Roberts Realty in 1994 and has since its inception been its

CUSIP No. 769900101	13D	Page 4 of 7 Pages

largest shareholder as well as its President and Chief Executive Officer. Mr. Roberts intends to purchase, in open market and privately negotiated transactions, such number of shares and units that would give him, when the units are converted to Common Stock (subject to the restriction on the conversion of units discussed in Item 5 below), direct ownership of 35% of the outstanding shares of Common Stock of Roberts Realty.

Other than as stated above, Mr. Roberts currently has no other plan or proposal which relates to or would result in:

(a)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c)     A sale or transfer of a material amount of assets of the Company;

(d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Company;

(f)     Any other material change in the Company’s business or corporate structure;

(g)     Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

CUSIP No. 769900101	13D	Page 5 of 7 Pages

(i)     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)     The table below provides the aggregate number and percentage of the class of securities identified pursuant to Item 1 that Mr. Roberts beneficially owns. Except as noted in footnote (2), he owns all shares and partnership units directly and has sole voting and investment power. The Number of Shares Owned column in the table includes the shares owned by Mr. Roberts but does not include shares he may acquire by exchanging units of partnership interest in Roberts Properties Residential, L.P., the Company’s operating partnership, for shares of Common Stock as explained in the following paragraph. The Number of Units Beneficially Owned column in the table reflects all shares that he has the right to acquire by exchanging units for shares.

Except as described in this paragraph, unitholders generally have the right to require the operating partnership to redeem their units. Roberts Realty’s articles of incorporation limit ownership by any one holder, other than Mr. Roberts, to 3.7% of the outstanding shares of Common Stock. A unitholder cannot redeem units if upon their redemption he would hold more shares than permitted under the applicable percentage limit. In Mr. Roberts’ case, he cannot redeem units if upon their redemption he would own more than 35% of the outstanding shares of Common Stock. A unitholder who submits units for redemption will receive, at Roberts Realty’s election, either (a) an equal number of shares or (b) cash in the amount of the average of the daily market prices of the common stock for the 10 consecutive trading days before the date of submission multiplied by the number of units submitted. Roberts Realty’s policy is to issue shares in exchange for units submitted for redemption.

	Number of	Number of Units
Name of	Shares	Beneficially		Percent of
Beneficial Owner	Owned	Owned	Total	Class(1)

Charles S. Roberts (2)	1,293,523	817,940	2,111,463	32.5%

__________
(1)     The total number of shares outstanding used in calculating this percentage is 5,686,712, the number of shares outstanding as of June 22, 2005.

(2)     Includes 2,744 shares and 29,500 units owned by a family limited liability company of which Mr. Roberts is the manager. Mr. Roberts disclaims beneficial ownership of those shares and units.

(b)     Except as noted in footnote (2) above, Mr. Roberts owns all shares and partnership units directly and has sole voting and investment power.

CUSIP No. 769900101	13D	Page 6 of 7 Pages

(c)     In the past sixty calendar days, starting with the most recent date, Mr. Roberts has purchased shares of Common Stock and units on the dates, in the amounts and for the prices shown on the following table.

Date and Type			Price per
of Acquisition (1)	Number of Shares	Number of Units	Share/Unit

6/22/05 (2)	337,588		$8.00
6/14/05		2,917	8.14
6/08/05		2,405	7.65
6/06/05	2,917		7.75
6/06/05		4,935	7.65
6/03/05		2,405	7.65
6/01/05		2,530	7.65
5/25/05		4,809	7.67
5/24/05		8,950	7.35
5/18/05 (OM)	6,000		7.35
5/17/05 (OM)	6,000		7.33
5/12/05		2,530	7.80
5/03/05		5,447	8.08

______________
(1)     All acquisitions were in privately negotiated transactions except for those noted as (OM), which were made in the open market on the American Stock Exchange.

(2) For a description of the negotiation and pricing of Mr. Roberts’ purchase of these treasury shares from Roberts Realty, see Roberts Realty’s Current Report on Form 8-K dated June 22, 2005 and filed with the SEC on June 23, 2005.

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)     N/A (because Mr. Roberts has not ceased to be the owner of 5% of the class of securities).

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as noted in footnote (2) to the table in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Roberts and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

None

CUSIP No. 769900101	13D	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2005
Date

/s/ Charles S. Roberts
Signature

Charles S. Roberts
Name/ Title

7